SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
4/4/23


1. NAME OF REPORTING PERSON
Bulldog Investors, LLP


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
313,062

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
313,062


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
313,062(Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
3.10%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
615,541

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
615,541


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
615,541 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.10%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
615,541

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
615,541


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
615,541 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.10%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________


Item 1. SECURITY AND ISSUER

This Constitutes Amendment #1 to the schedule 13d filed
February 6, 2023. Except as specifically set forth herein, the Schedule 13d remaines unmodified


ITEM 4. PURPOSE OF TRANSACTION
See exhibit A - Letter to Shareholders.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on 10/7/2022 there were 10,085,648 shares of common stock outstanding as of 7/31/2022. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLP, a registered investment advisor.
As of April 3, 2023 Bulldog Investors, LLP is deemed to be the beneficial owner of 313,062 shares of JSD (representing 3.10% of JSD's outstanding shares) solely by virtue of Bulldog Investors LLP's power to direct the vote of,and dispose of, these shares.
As of April 3, 2023, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 615,541 shares of JSD (representing 6.10% of JSD's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.

(b)Bulldog Investors,LLP has sole power to dispose of and vote 0 shares. Bulldog Investors, LLP has shared power to dispose of and vote 313,062 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of JSD's shares) share this power with Bulldog Investors, LLP. Messrs. Goldstein and Dakos are partners of Bulldog Investors, LLP. Messrs. Goldstein and Dakos have shared power to dispose of and vote an additional 302,479 shares.


c) Since the last filing on 2/6/23 the following shares of JSD were bought.

Date			Shares		 Price
3/13/2023		10,000		11.8645
3/15/2023		10,900		11.5129
3/16/2023		2,718		 11.5400
3/17/2023		10,782		 11.4559
3/20/2023		10,000		 11.4597
3/28/2023		6,150		 11.6189


d) Clients of Bulldog Investors, LLP and a closed-end investment company for which Messrs. Goldstein and Dakos have investment authority are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 4/4/2023

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Bulldog Investors, LLP
By: /s/ Andrew Dakos
Andrew Dakos, Partner

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Bulldog Investors, LLP, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663
            (201) 881-7111 // pgoldstein@bulldoginvestors.com

To:   Fellow Stockholders Of Nuveen Short Duration Credit Opportunities
      Fund (JSD)

Date: April 4, 2023

   Bulldog Investors is one of the largest stockholders of JSD. The Board of Trustees of JSD is sending proxies to stockholders asking them to approve a merger of JSD into another closed-end fund, Nuveen Floating Rate Income Fund
(JFR), at a special meeting on May 8, 2023. One reason the Board gives for approving the merger is "the potential for a narrower trading discount." However, currently JSD's shares and JFR's shares are both trading at a double-digit discount to their net asset value (NAV). Moreover, the JSD Board candidly admits that "no assurance can be provided regarding the trading discount of the common shares of the combined fund."

    As we all know, hope is not a plan. We believe that if a closed-end fund is trading at a sizeable discount to NAV and its stockholders are being asked to approve a major change, i.e., a merger, a change of control of the Board, approval of a new investment advisor, or a change in the fund's investment objective, then before the change occurs, they should have an opportunity to monetize a portion of their shares at a price that is close to NAV. Consequently, we have asked the Board of JSD to conduct a self-tender offer at a price close to NAV before our Fund is merged out of existence. But the Board has not agreed to conduct such a self-tender offer.

    THEREFORE, WE ARE URGING STOCKHOLDERS TO VOTE AGAINST THE PROPOSED MERGER. If the merger is not approved, we intend to advocate for JSD to convert to an open-end fund or to liquidate, in which case all stockholders will be able to receive NAV for their shares.

                            IMPORTANT!!!

IF YOU HAVE ALREADY VOTED FOR THE MERGER, YOU CAN CHANGE YOUR VOTE. PLEASE CALL INVESTORCOM AT 1-877-972-0090 IF YOU NEED ANY HELP IN VOTING AGAINST THE MERGER.

							Sincerely,

							/s/ Phillip Goldstein

							Phillip Goldstein
							Managing Partner